UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-38482

HUYA INC.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

This current report on Form 6-K was furnished in connection with a disposal of investment by HUYA Inc. (“Huya” or the “Company”). A private equity fund (the “Fund”) that Huya invested in as one of the limited partners has entered into a definitive agreement to sell its minority stake in a gaming company to an entity owned by Tencent Holdings Limited (the “Transaction”). The Transaction is subject to customary closing conditions. Upon the completion of the Transaction, Huya will be entitled to receive from the fund proceeds of approximately US$81 million in cash from the Transaction. The above mentioned transactions were authorized and approved by the board of directors of Huya and its audit committee. Additionally, Huya will sell its remaining interest in the Fund to a third party and will withdraw from the Fund as a limited partner.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUYA Inc.

By:	/s/ Catherine Xiaozheng Liu
	Name:	Catherine Xiaozheng Liu
	Title:	Chief Financial Officer

Date: July 6, 2021